ANTHONY J. DELVICARIO



February 6, 2002

BICO, Inc.
Att:  Fred Cooper
2275 Swallow Hill Road, Building 2500
Pittsburgh, PA  15220

Dear Fred:

This letter is to officially inform you that I am resigning my seat on the Board of Directors of Diasensor, Inc. as of this 6th day of February, 2002 due to other obligations and commitments.


Very truly yours,

/s/ Anthony J. DelVicario
    Anthony J. DelVicario